Rio Tinto plc	Ben Mathews
2 Eastbourne Terrace	Company secretary
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2058
F +44 (0) 20 7781 1835
E: ben.mathews@riotinto.com

December 1, 2011

Dear Mr. Skinner:

I refer to your letter dated November 17, 2011 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”) (File Numbers 1-10533 and 1-34121) and to Ms. Kathryn Campbell’s call with Mr. Schuler on November 21, 2011.

Rio Tinto’s response to the Staff’s comments is set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following the numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.	You state on page 4 of your letter dated October 25, 2011 that Iran Foreign Investment Company has two representatives on the Board of Rossing Uranium Limited. Section 5(b)(1)(A) of the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, mandates the imposition of sanctions with respect to any person who provides to Iran “any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially” to Iran’s ability to, among other things, develop nuclear weapons or related technologies. Please discuss for us whether IFIC’s representation on the RUL Board provides IFIC with access to information that is comprehended within the terms of Section 5(b)(1)(A) of the Iran Sanctions Act.

Since the imposition of sanctions under UN Security Council Resolution 1929, and until such time as the sanctions are removed, IFIC’s two representative Directors on the Board of Rossing Uranium Limited (“RUL”), have not and will not attend RUL Board meetings, nor have they or will they receive RUL Board materials. Accordingly, RUL is compliant with and will remain compliant with the requirement that IFIC and its Directors on the Board of RUL do not have access to information that is comprehended within the terms of Section 5(b)(1)(A) of the Iran Sanctions Act.

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.

Registered in England No. 719885.

Engineering comment

2.	We note your response to comment 8 that the Richards Bay Mineral Sands operations, Argyle mine and Murowa Diamond mine reserves were estimated using forward looking commodity prices as allowed by the JORC code on the Australian Stock Exchange, but failed the economic test using the three-year historic average price and were removed from your Form 20-F reserve table. Our review of the JORC code did not provide any guidance on foreword-based pricing with reserve estimates, aside from the judgment of the competent persons. Please provide the basis, process/procedure, and restricting parameters for reserves estimated using a forward-based commodity price. Please note there is not a materiality test for reserve reporting requirements

The estimation of reserves in Rio Tinto, as published on the Australian Stock Exchange, follows the JORC code and company policy which includes the use of forward looking pricing based on assessment of historical and future market conditions. These reserves are then tested for economic viability prior to inclusion in the 20-F, as described to the SEC in earlier correspondence.

The JORC code permits companies to take a long term view when estimating and reporting resources and reserves as evidenced in the following clauses:

•

Clauses 19 and 36: The JORC code defines a resource as having “reasonable prospects for eventual economic extraction”. Reserves derive directly from resources and therefore have an element of future pricing in their estimation.

•	Clause 27: The JORC code promotes the long term view of resource and reserve classification and does not require reclassification as a result of short term fluctuations in price (second paragraph).

•	Clause 28: The JORC code allows for individual companies to weave their financial criteria into estimation and reporting of resources and reserves.

•	Table 1: Under Estimation and Reporting of Ore Reserves - Market assessment, the third bullet point specifically refers to price forecasts, which implies forward pricing.

Extracts from the full text of the clauses cited above are shown in the attached appendix to this letter.

Rio Tinto believes that the use of forward looking prices in the estimation of reserves under the JORC code is supported by the above extracts. A senior Rio Tinto executive sits on the JORC committee and confirms that he and his fellow committee members recognise that there is industry wide use of forward looking price forecasts in reserve estimates pursuant to reporting requirements of jurisdictions outside the United States.

In response to your comment about the basis, process/procedure and restricting parameters for reserves estimated using a forward-based commodity price, Rio Tinto has established a process to support the significant and long term investments necessary to provide raw materials for the world’s ever increasing population base. Rio Tinto Economics department initially carries out an historic price analysis, which is statistically more far reaching than the three year trailing price window prescribed by the SEC. Then, to this compilation of actual prices, it applies an analysis of market supply and demand going forward and derives a price forecast appropriate for a long-lived mining asset (the operations of Rio Tinto typically have mining lives of twenty years or more). This process removes the effect of spot price volatility, such as that experienced in recent years. After review and approval by the Rio Tinto Executive Committee, these price forecasts are advised to the Competent Persons across the Rio Tinto Group, so as to ensure consistency.

The Competent Person then assesses the ore body and derives a reserve that satisfies the appropriate technical, legal and economic viability requirements.

*        *        *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Ben Mathews

Ben Mathews

cc:	Mark Wojciechowski
Michael Fay
George K. Schuler
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Appendix

Rio Tinto uses forward looking prices in resource and reserve estimation prepared under the JORC code. The following extracts from selected JORC code clauses are supportive of this view.

Extract from Clause 19:

In the JORC Code, reserves derive from resources. A resource is defined as below; with prospects of eventual economic extraction. Eventual is future tense or forward looking.

19. A ‘Mineral Resource’ is a concentration or occurrence

of material of intrinsic economic interest in or on the

Earth’s crust in such form, quality and quantity that

there are reasonable prospects for eventual economic

extraction.

…

The term ‘Mineral Resource’ covers mineralisation,

including dumps and tailings, which has been

identified and estimated through exploration and

sampling and within which Ore Reserves may be

defined by the consideration and application of the

Modifying Factors.

The term ‘reasonable prospects for eventual

economic extraction’ implies a judgement (albeit

preliminary) by the Competent Person in respect of

the technical and economic factors likely to

influence the prospect of economic extraction,

including the approximate mining parameters.

Extract from Clause 27:

In the code, it is recognised that there will be fluctuations in commodity prices and re-classification of material is not required in the case of short term fluctuations.

…

It is not intended that re-classification from Ore

Reserves to Mineral Resources or vice versa should

be applied as a result of changes expected to be of a

short term or temporary nature, or where company

management has made a deliberate decision to

operate on a non-economic basis. Examples of such

situations might be commodity price fluctuations

expected to be of short duration, mine emergency of

a non-permanent nature, transport strike etc.

Extract from Clause 28:

Reserves derive from resources. This clause indicates that the financial criteria of individual companies are permitted, with the qualification that they be reasonable. Rio Tinto uses well founded (reasonable) forward looking prices in assessing economic mineability.

28. An ‘Ore Reserve’ is the economically mineable part of a

Measured and/or Indicated Mineral Resource.

…

The term ‘economically mineable’ implies that

extraction of the Ore Reserve has been demonstrated

to be viable under reasonable financial assumptions.

What constitutes the term ‘realistically assumed’ will

vary with the type of deposit, the level of study that

has been carried out and the financial criteria of the

individual company. For this reason, there can be no

fixed definition for the term ‘economically mineable’.

Extract from Clause 36:

The JORC code also allows reporting of “potentially” economic mineralised material as below.

36. The Code applies to the reporting of all potentially

economic mineralised material. This can include

mineralised fill, remnants, pillars, low grade

mineralisation, stockpiles, dumps and tailings (remnant

materials) where there are reasonable prospects for

eventual economic extraction in the case of Mineral

Resources, and where extraction is reasonably justifiable

in the case of Ore Reserves.

…

If technical and economic studies

have demonstrated that economic extraction could

reasonably be justified under realistically assumed

conditions, then the material may be classified as an

Ore Reserve.

Extract from Table 1:

The checklist towards the end of the JORC code, under the section headed “Estimation and Reporting of Ore Reserves”, requires a market assessment of future commodity supply and demand with the derivation of appropriate price forecasts. All of this implies a forward looking approach.

…

Market assessment.

•	The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future.

•	A customer and competitor analysis along with the identification of likely market windows for the product.

•	Price and volume forecasts and the basis for these forecasts.